AB 2/26

09055540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKMAN, BUCKMAN, & REID, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 PATTERSON AVENUE
(No. and Street)

SHREWSBURY	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGUIGAN TOMBS & COMPANY
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34, BLDG. D	MANASQUAN	NJ	08736
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN, & REID, INC, as of DECEMBER 31, 20 08 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg. D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336

383 Fifth Avenue • 6th Floor
New York, New York 10016
212-683-1680 • Fax 212-683-1681

www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

Manasquan, New Jersey
February 11, 2009

Buckman, Buckman & Reid, Inc. and Affiliate
Consolidated Statements of Financial Condition
December 31, 2008 and 2007

Assets

	2008	2007
Cash and cash equivalents	$ 311,471	304,230
Deposit with clearing organization(s)	200,000	100,000
Securities owned		
Marketable, at market value	382,080	723,125
Receivable from clearing organization	248,513	-
Other receivables	261,828	191,980
Prepaid expenses and other assets	119,559	151,192
Property and equipment at cost, net of accumulated depreciation of $8,238 in 2008 and $180,856 in 2007	40,424	21,756
	$ 1,563,875	$ 1,492,283

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$ 761,662	$ 691,899
Payable to clearing organization	-	61,912
Marketable equity securities sold short	6	47,085
Subordinated loans	360,000	360,000
Total liabilities	1,121,668	1,160,896
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares	248,212	248,212
Additional paid in capital	52,166	52,166
Retained earnings	141,829	31,009
Total stockholders' equity	442,207	331,387
	$ 1,563,875	$ 1,492,283

See accompanying notes to financial statements

Buckman, Buckman & Reid, Inc. and Affiliate
Consolidated Statements of Operations
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commission and concessions	$ 3,682,266	$ 4,331,667
Management and consulting fees	5,759,617	3,019,077
Trading (loss)	(155,714)	(64,060)
Interest income	144,121	438,498
Total revenues	9,430,290	7,725,182
Expenses		
Employee compensation, commissions and benefits	7,136,217	5,675,048
Clearance charges	519,600	595,345
Communications and information services	407,015	365,627
Occupancy and equipment	216,461	208,466
Other operating expenses	760,702	835,583
Interest expense	47,975	49,646
Total expenses	9,087,970	7,729,715
Net income/ (loss) before provision for income taxes	342,320	(4,533)
Provision for income taxes		
Federal	120,000	7,500
State	11,500	9,950
Total expense for income taxes	131,500	17,450
Net income/ (loss)	$ 210,820	$ (21,983)

See accompanying notes to financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	Common stock	Additional paid-in capital	Retained Earnings	Total
Balance as of December 31, 2006	$ 248,212	$ 52,166	$ 52,992	$ 353,370
Net (loss)			(21,983)	(21,983)
Balance as of December 31, 2007	$ 248,212	$ 52,166	$ 31,009	$ 331,387
Net income			210,820	210,820
Purchase & reissuance of treasury stock			(100,000)	(100,000)
Balance as of December 31, 2008	$ 248,212	$ 52,166	$ 141,829	$ 442,207

See accompanying notes to financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities			
Net income/ (loss)	$	210,820	(21,984)
Adjustments to reconcile net income to net cash provided/ (used) by operating activities			
Depreciation and amortization expense		8,238	10,651
Changes in			
Deposit with clearing organization		(100,000)	-
Securities owned, net		341,045	(123,670)
Receivable from clearing organization		(248,513)	357,010
Other receivables		(69,848)	(55,811)
Prepaid expenses and other assets		31,633	(52,336)
Accounts payable and accrued expenses		69,764	(529,368)
Payable to clearing organization		(61,912)	61,912
Marketable equity securities sold short		(47,079)	47,085
Net cash provided/ (used) by operating activities		134,148	(306,511)
Cash flows from investing activities			
Property and equipment expenditures		(26,907)	(6,800)
Purchase of minority interest		(100,000)	-
		(126,907)	(6,800)
Cash flows from financing activities			
Repayment of capital lease		-	(4,080)
Net increase (decrease) in cash and cash equivalent		7,241	(317,391)
Cash and cash equivalents as of beginning of year		304,230	621,621
Cash and cash equivalents as of end of year	$	311,471	$ 304,230
Cash paid during the year for			
Interest	$	47,975	$ 15,424
Income taxes	$	2,189	$ 153,352

See accompanying notes to financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through an independent clearing service. Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2006 providing investment advisory services.

Basis of consolidated statements

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable equity securities

Marketable equity securities are carried at market value. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years.

Note 1 - Summary of significant accounting policies (cont'd)

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under such rule, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2008, the Company had net capital (as defined by Rule 15c3-1) of $318,207, ($196,188 as of December 31, 2007), which was $218,207 greater ($96,188 greater as of December 31, 2007) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness of $761,662, for the year ended December 31, 2008.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded on the date the specific transaction is consummated (transaction date basis). Settlement of such transactions generally occurs on or before the third business day following the transaction date.

Customer accounts

All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Income taxes

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized.

In June 2006, the FASB issued FASB interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 for non-public entities is effective for fiscal years beginning after December 15,

Note 1 - Summary of significant accounting policies (cont'd)

Income taxes (cont'd)

2008. The Company is currently in the process of assessing the impact that FIN 48 will have on its financial position and results of operations.

Note 2 - Deposits with clearing organizations

The Company is required to maintain a $100,000 good-faith deposit with each of two clearing organizations. Such deposits are required to be maintained as long as the respective clearing agreements remain in effect with each firm. In May of 2004, the Company entered into a five year agreement with National Financial Services LLC (NFS). At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other ninety days written notification of intent to terminate. In October of 2008, the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc. At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other sixty days written notification of intent to terminate.

Note 3 - Property and equipment

Property and equipment consists of the following as of December 31:

	2008	2007
Furniture and equipment	$ 205,053	$ 182,852
Leasehold improvements	24,466	19,760
	229,519	202,612
Less: accumulated depreciation	189,094	180,856
	$ 40,425	$ 21,756

For the years ended December 31, 2008 and 2007, depreciation and amortization expense amounted to $8,238 and $10,651, respectively.

Note 4 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2008 and 2007:

	Maturity date	Interest rate	2008	2007
Unsecured subordinated loan agreement with affiliate	01/31/12	10%	$ 25,000	$ 25,000

Note 4 - Subordinated loans (cont'd)

	Maturity date	Interest rate	2008	2007
Unsecured subordinated loan agreement	09/30/10	8%	60,000	60,000
Unsecured subordinated loan agreements	08/14/09	8%	50,000	50,000
Unsecured subordinated loan agreements	10/15/09	8%	100,000	100,000
Unsecured subordinated loan agreement	08/30/10	10%	125,000	125,000
			$360,000	$360,000

Interest expense charged to operations for the years ended December 31, 2008 and 2007 under the subordinated loan agreements amounted to $31,592 in 2008 and $30,897 in 2007.

Note 5 - Related party transactions

Included in other receivables is approximately $226,742 of advances made to the stockholders of the Company. The advances are payable over the normal course of business.

Note 6 - Income taxes

The provision for income taxes is summarized as follows:

Expense for the year ended December 31, 2008:

	Current	Deferred	Total
Federal	$ 120,000	$ -	$ 120,000
States	11,500	-	11,500
	$ 131,500	$ -	$ 131,500

Expense for the year ended December 31, 2007:

	Current	Deferred	Total
Federal	$ 7,500	$ -	$ 7,500
States	9,950	-	9,950
	$ 17,450	$ -	$ 17,450

Note 6 - Income taxes (cont'd)

The components of deferred tax assets at December 31, 2008 are as follows:

	2008
State net operating loss carryforwards	$ 386,000
Less: valuation allowance	(386,000)
	$ -

The Company has available net operating loss carryforwards of approximately $386,000 for State income tax purposes expiring from 2009 through 2011.

Realization of the deferred tax assets is dependent upon generating sufficient future taxable income. Management is of the opinion that it is more likely than not that future taxable income will not be sufficient to realize the above tax assets and have, therefore, provided a full valuation allowance.

Note 7 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. Rent expense charged to operations under the aforementioned lease agreements amounted to $116,855 in 2008 and $113,436 in 2007.

The approximate annual minimum rental payment commitments under non-cancelable leases are as follows:

2009	$ 108,000
2010	108,000
2011	108,000
2012	108,000
2013 and thereafter	36,000
	$ 468,000

Note 8 - Litigation

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 9 - Obligation under capital lease

The company has entered into a capital lease for certain office computer equipment. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at an interest rate of 16%. The capitalized cost and accumulated depreciation of this equipment are as follows:

	December 31,	
	2008	2007
Computer equipment	$ 29,965	$ 29,965
Less: accumulated depreciation	(29,965)	(29,965)
	$ -	$ -

The payments required under this lease were completed in 2007. No payments were made in 2008.

Note 10 - Net capital requirement

The clearing agreement with NFS requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $250,000. At December 31, 2008 the Company is in compliance with this requirement.

Note 11 - Subsqequent event

The majority shareholder of the corporation has secured a demand note for equity capital for up to $600,000 to the Company for a three year period, maturing January 31, 2012.

Buckman, Buckman & Reid, Inc. and Affiliate
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	141,829
Total stockholders' equity qualified for net capital	442,207
Add	
Subordinated borrowings allowable in computation of net capital	360,000
Total capital and allowable subordinated borrowings	802,207
Deductions and/or charges	
Nonallowable assets	
Other receivables	261,828
Prepaid expenses and other assets	159,983
Unsecured debit balances	1,322
Total deductions and/or charges	423,133
Net capital before haircuts on securities positions	379,074
Haircuts on other securities owned	52,979
Undue concentrations of securities	6,471
Other	1,417
Net capital	318,207
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 218,207
Aggregated indebtedness	$ 761,662
Ratio of aggregate indebtedness to net capital	2.39 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008

Buckman, Buckman & Reid, Inc. and Affiliate

Computation of Net Capital Under Rule 15c3-1

December 31, 2007

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	31,009
Total stockholders' equity qualified for net capital	331,387
Add	
Subordinated borrowings allowable in computation of net capital	360,000
Total capital and allowable subordinated borrowings	691,387
Deductions and/or charges	
Nonallowable assets	
Other receivable	191,980
Prepaid expenses and other assets	172,949
Unsecured debit balances	1,734
Total deductions and/or charges	366,661
Net capital before haircuts on securities positions	324,726
Haircuts on other securities owned	107,868
Undue concentrations of securities	19,247
Other	1,423
Net capital	196,188
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 96,188
Aggregated indebtedness	$ 691,898
Ratio of aggregate indebtedness to net capital	3.53 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2007.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 · Bldg. D
Manasquan, New Jersey 08736
732-292-1800 · Fax 732-292-9336

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-1681

www.mcguiganco.com

February 11, 2009

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In planning and performing our audit of the financial statements of Buckman, Buckman & Reid, Inc. and Affiliate ("the Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange

Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Buckman, Buckman & Reid, Inc. and Affiliate, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

END